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                                       July 6, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0404


         RE: CHEMCONNECT, INC. (THE "REGISTRANT") AMENDMENT NO. 1 TO REQUEST FOR WITHDRAWAL OF THE COMPANY'S REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-33942)

Ladies and Gentlemen:

         The Registrant hereby requests withdrawal of its Registration Statement on Form S-1 (File No. 333-33942)(the "Registration Statement") pursuant to Rule 477 of the Securities Act of 1933. In light of unfavorable market conditions, the Registrant has determined at this time not to effect its initial public offering pursuant to the Registration Statement. The Company believes the withdrawal to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been offered or sold pursuant to the Registration Statement.

         Thank you for your assistance.

                                       Sincerely,

                                       CHEMCONNECT, INC.


                                       /s/ John F. Beasley
                                       ------------------------------------
                                       John F. Beasley
                                       Chairman and Chief Executive Officer


cc:      Bennett L. Yee, Esq.